

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 4, 2012

Via E-Mail
Mile T. Kurta, Esq.
Torys LLP
1114 Avenue of the Americas
New York, NY 10036

> **Re: Western Wind Energy Corp.**
> **Schedule 14D-1F filed on November 26, 2012**
> **Filed by WWE Equity Holdings Inc. and**
> **Brookfield Renewable Energy Partners L.P.**
> **File No. 5-81701**

Dear Mr. Kurta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1. We note that the bidders are conducting a tender for all of the shares of Western Wind, and that the bidders, as the company's largest shareholders, beneficially own 16.4% of the shares of Western Wind. Please refer to the definition of a Rule 13e-3 transaction in Rule 13e-3(a)(3)(i)(B) and (ii)(A). Please file a Schedule 13E-3, or advise us as to why you believe that the bidders are not required to file a Schedule 13E-3.

2. Please revise the legend to comply with Item 2 of Schedule 14D-1F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions